Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

A reorganization of the legal structure was completed on January 9, 2017. Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of HK Dogness, HK Jiasheng and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by our founder and Chief Executive Officer, Mr. Silong Chen (the “Controlling Shareholder”).

On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% of the equity interests of the entities mentioned above.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was established on May 15, 2009 under the laws of the PRC, with registered capital of RMB 10 million (approximately $1.5 million) contributed by individual shareholder Mr. Silong Chen. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace.

Since the Company and its wholly-owned subsidiaries were effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on promoting the Company’s pet products sales in the United States. In February 2018, Dogness Overseas Ltd, which is wholly owned by the Company, was established in the British Virgin Islands as a holding company. Dogness Overseas Ltd owns all of the interests in Dogness Group LLC.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.0 million (or RMB71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($17.0 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. Meijia plant has reached its designed production capacity by June 2021.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.4 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% of ownership interest owned by two unrelated entities. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Intelligence Guangzhou has had immaterial operation since its inception.

On February 5, 2019, in order to expand into the Japanese market and expedite the development of new smart pet products, the Company invested $142,000 for 51% ownership interest in Dogness Japan Co. Ltd. (“Dogness Japan”), with the remaining 49% ownership interest owned by an unrelated individual. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.6 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.83 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.77 million). Dogness Culture is focusing on developing and expanding pet food market in China.

In recent years, we have invested large amounts of funds, to establish an environmentally friendly ribbon dying process, computer jacquard department, screen printing department and thermal transfer printing department. The adoption of ISO 9001:2015 international quality system enables us to be more effective in the various production processes to guarantee product quality, and ensure stable and efficient production. We also have an in-house testing laboratory and frequently perform tests on all of our products to maintain a high level of quality in both materials and workmanship.

Our primary raw materials in production of our products are plastic, leather, nylon, polyester, chemical fiber blended fabric, metal, GPPS and HIPS, most of which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our major products include pet leashes, pet collars, gift suspenders, pet harnesses, intelligent pet products, retractable dog leashes, and other pet accessories, such as mouth covers and pet charms. During the six months ended December 31, 2020, we started providing ribbon dyeing service for external customers. Revenues by product and service categories are summarized below:

	For the six months ended December 31,
	2021		2020
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue

Products
Traditional pet products	$7,137,899	39.2%	$7,610,266	62.2%
Intelligent pet products	9,902,154	54.5%	3,383,666	27.6%
Climbing hooks and others	794,749	4.4%	769,199	6.3%
Total revenue from products	17,834,802	98.1%	11,763,131	96.1%

Service
Dyeing service	312,676	1.7%	482,376	3.9%
Other service	28,891	0.2	-	-
Total revenue from service	341,567	1.9%	482,376	3.9%
Total revenue	$18,176,369	100.0%	$12,245,507	100.0%

During the six months ended December 31, 2021, our products were sold in 32 countries. Our major customers include Anyi trading, Costco, Petco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. With the fast-growing online shopping, we also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers.

Export sales accounted for 53.1% and 47.5% of the total sales for the six months ended December 31, 2021 and 2020, respectively, while China domestic sales accounted for 46.9%% and 52.5% for the six months ended December 31, 2021 and 2020, respectively. The breakdown of the sales by geographic areas is shown below:

	For the six months ended December 31, 2021		For the six months ended December 31, 2020
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$9,643,594	53.1%	$5,814,624	47.5%
Sales in China domestic market	8,532,775	46.9%	6,430,883	52.5%
Total	$18,176,369	100.0%	$12,245,507	100.0%

For the six months ended December 31, 2021, the Company’s four largest customers accounted for 22.1%, 6.6% ,5.1% and 5.0% of the Company’s total revenue, respectively. For the six months ended December 31, 2020, the Company’s three customers accounted for 31.4%, 12.4% and 6.3% of the Company’s total revenue, respectively.

	For the six months ended December 31,
	2021	2020
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	22.1%	31.4%
Costco	6.6%	-
Mid Ocean Brands B.V.	5.1%	-
Shenzhen Wosibao technology Co., Ltd.	5.0%	-
Petco	-	12.4%
Trendspark	-	6.3%

Market outlook

The Company’s operations will be further affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. Although the Company resumed its operations in late March 2020 and received and fulfilled increased customer sales orders in the second half of 2020, and the COVID-19 impact on the Company’s operating results and financial performance for the six months ended December 31, 2020 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, disruption of the Company’s supply chain and restriction of the Company’s sales to international market. The continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s interim financial statements are released.

In addition, based on assessment of current market conditions, economic environment, customer demand and sales trend, we expect that the on-going trade dispute between China and the United States will continue to have an adverse effect on our business operations. As a result, our export sales may continue to experience uncertainties in the coming months.

To mitigate the impact from the COVID-19 and trade dispute, we repositioned our sales strategy to focus more on domestic sales and further diversify our product offerings to better meet the customers’ needs, such as offering ribbon dyeing service to external customers. Also, we expand our sales channels from traditional trading to utilize on-line shopping channels to gain access to more potential customers from domestic and international markets directly, especially to attract the younger generations who are more interested in our smart pet products. Meantime, we are initiating more cost saving measures to improve production efficiency and profit margin.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We focus on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials or components we purchase to manufacture our products to further expand and integrate the industrial chain. If we do acquire such companies, we will have greater control over our manufacturing cost. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our shareholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale. We seek suppliers that will strategically partner with us to create long-term shareholder value. We also aim to scale our supply chain to accommodate growth, cut costs and improve efficiency and drive continuous improvement, mitigate supply chain risks, and develop innovative approaches to product development.

For the six months ended December 31, 2021, our sales increased by 48.4% as compared to the same period last year. This indicates that we have repositioned our sales strategies to cope with the negative impact of US-China trade dispute and COVID-19, as well as the positive trend of online shopping and customer needs for smart pet products.

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our shareholders in the near future.

Results of Operations

Comparison of Operation Results for the six months ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the six months ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended December 31, 2021		For the six months ended December 31, 2020
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$18,176,369	100.0%	$12,245,507	100.0%	$5,930,862	48.4%
Cost of revenues	(11,098,175)	(61.1)%	(7,456,069)	(60.9)%	(3,642,106)	48.8%
Gross profit	7,078,194	38.9%	4,789,438	39.1%	2,288,756	47.8%
Operating expenses
Selling expenses	961,478	5.3%	1,000,340	8.2%	(38,862)	(3.9)%
General and administrative expenses	3,594,551	19.8%	2,186,886	17.9%	1,407,665	64.4%
R&D expense	459,411	2.5%	254,924	2.1%	204,487	80.2%
Total operating expenses	5,015,440	27.6%	3,442,150	28.1%	1,573,290	45.7%
Income from operations	2,062,754	11.3%	1,347,288	11.0%	715,466	53.1%
Other income (expenses)
Interest expense, net	(147,356)	(0.8)%	(111,690)	(0.9)%	(35,666)	31.9%
Foreign exchange gain	(143,953)	(0.8)%	(119,082)	(1.0)%	(24,871)	20.9%
Other income (expense)	40,783	0.2%	22,510	0.2%	18,273	81.2%
Rental income from related parties, net	80,895	0.4%	136,055	1.1%	(55,160)	(40.5)%
Gain from disposition of a subsidiary	-	-%	5,104	0.0%	(5,104)	(-100)%
Total other expense	(169,631)	(0.9)%	(67,103)	(0.6)%	(102,528)	152.8%
Income before income taxes	1,893,123	10.4%	1,280,185	10.4%	612,938	47.9%
Provision for income taxes	815,393	4.5%	530,679	4.3%	284,714	53.7%
Net income	$1,077,730	5.9%	$749,506	6.1%	$328,224	43.8%

Revenues. Revenues increased by approximately $5.9 million, or 48.4%, to approximately $18.2 million for the six months ended December 31, 2021 from approximately $12.2 million for same period last year. The increase in revenue was primarily attributable to the increased sales of our intelligent pet products which have much higher average selling price than our traditional pet products. The increase was mainly due to following reasons:

1) We continue to shift our focus and resources to produce and promote the sales of higher margin intelligent pet products. As a result, our sales volume for intelligent pet products increased 154.8% for the six months ended December 31, 2021 as compared to the same period last year;

2) We continue to upgrade our production lines for traditional pet products to improve the productivity and lower the production costs. As a result, we are able to lower our selling price for traditional pet products, but still maintain desirable profit margins. Our sales strategy for traditional pet products successfully retained our customers, attracted new customers, and increased awareness for our intelligent pet products.

3) To mitigate the impact caused by COVID-19, we continue to expand our sales channels to more online and digital shopping platforms, such as Amazon, Chewy, JD, Tmall and Taobao, as well as the live streaming sales platforms hosted by influencers. These ecommerce sales normally have higher profit margin than traditional sales channels.

Our average selling price increase in by 58.0% during the six months ended December 31, 2021 as compared to the same period of 2020. The increase was largely due to increased sales of our intelligent pet products. Our sales of intelligent pet products account for approximately 54.5 % of the total sales during six months ended December 31, 2021, as compared to approximately 27.6% in the same period of 2020.

Revenue by Product and Service Type

The following table sets forth the breakdown of our revenue by product and service type for the six months ended December 31, 2021 and 2020:

	Revenue by Product and Service Type
	For the six months ended December 31,
	2021		2020
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Products
Traditional pet products	7,137,899	39.2%	7,610,266	62.2%	(472,367)	(6.2)%
Intelligent pet	9,902,154	54.5%	3,383,666	27.6%	6,518,488	192.6%
Climbing hooks	794,749	4.4%	769,199	6.3%	25,550	3.3%
Total revenue from products	17,834,802	98.1%	11,763,131	96.1%	6,071,671	51.6%

Service
Dyeing service	312,676	1.7%	482,376	3.9%	(169,700)	(35.2)%
Other service	28,891	0.2%	-	-%	28,891	-%
Total revenue from service	341,567	1.9%	482,376	3.9%	(140,809)	(29.2)%
Total	$18,176,369	100.0%	$12,245,507	100.0%	$5,930,862	48.4%

	Total Revenue for six months ended December 31,		Units sold for six months ended December 31,				Average unit price for six months ended December 31,		Price
Products	2021	2020	2021	2020	Variance in Units sold	% of units variance	2021	2020	Difference
Traditional pet products	7,137,899	7,610,266	6,150,544	6,672,654	(522,110)	(7.8)%	1.2	1.1	0.1
Intelligent pet products	9,902,154	3,383,666	389,949	153,060	236,889	154.8%	25.4	22.1	3.3
Climbing hooks and others	794,749	769,199	489,704	500,330	(10,626)	(2.1)%	1.6	1.5	0.1
Total	$17,834,802	$11,763,131	7,030,197	7,326,044	(295,847)	(4.0)%	$2.5	$1.6	$0.9

Traditional pet products

Revenue from traditional pet products decreased by approximately $0.5 million or 6.2% from approximately $7.6 million in fiscal 2020 to approximately $7.1 million for the six months ended December 31, 2021. The decrease was mainly due to the decrease of sales volume, but offset by a slight increase in average selling price of $0.1 per unit for the six months ended December 31, 2021 as compared to the same period of 2020. The decrease in sales volume was mainly due to our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $6.5 million or 192.6%, from approximately $3.4 million for the six months ended December 31, 2020 to approximately $9.9 million for the six months ended December 31, 2021. The increase was mainly driven by a 154.8% increase in sales volume during six months ended December 31, 2021 compared to the same period of 2020, and increased average selling price of $3.3 per unit for the six months ended December 31, 2021 compared to the same period of 2020. Among the total revenue increase, approximately $2.5 million increase was from sales to customers in China domestic market and remaining approximately $4.1 million increase was from sales to customers in overseas markets due to the sharply rebound of U.S. consumer market in 2021.

We launched our intelligent pet products in March 2018, which include App-controlled pet feeders, pet water fountains, and smart pet toys. Compared with other products, intelligent pet products typically have higher selling price. As part of our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products. We have seen significant increase of sales during the six months ended December 31, 2021 and expect the sales of intelligent pet products will continue to be one of the primary sources of revenue in the near future.

Climbing hooks

Revenue from climbing hooks increased by approximately $0.03 million from approximately $0.77 million for the six months ended December 31, 2020 to approximately $0.79 million for the six months ended December 31, 2021. The increase was mainly driven by increased average selling price of $0.1 per unit for the six months ended December 31, 2021comapred to the same period of 2020, We expect the sales for the climbing hooks and gears will continue to increase due to the growth trend of participating the outdoors activities both domestically and globally.

Dyeing service

During the six months ended December 31, 2020, we started to provide ribbon dyeing service to customers. We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. We earned service fees of $312,676 and $482,376 for the six months ended December 31, 2021 and 2020, respectively.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”)), for the purpose of working together to develop new products and new technologies in smart pet tech area.

The legal representative of Dogness Technology is Junqiang Chen, the relative of Mr. Silong Chen.

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales of $1,325,617 and $548,351, which accounted for 7.3% and 4.5% of our total revenue six months ended December 31, 2021 and 2020.

Cost of revenue associated with the sales to these two related parties amounted to $728,572 and $285,258 for the six months ended December 31, 2021 and 2020, respectively.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the six months ended December 31, 2021 and 2020:

	For the six months ended December 31,
	2021		2020
Countries and regions	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance%
Mainland China	$8,532,775	46.9%	$6,430,883	52.5%	$2,101,892	32.7%
United States	5,614,008	40.0%	3,235,212	26.4%	2,378,796	73.5%
Europe	1,003,779	5.5%	938,083	7.7%	65,696	7.0%
Japan and other Asian countries and regions	1,925,907	10.6%	570,192	4.7%	1,355,715	237.8%
Australia	205,317	1.1%	235,819	1.9%	(30,502)	(12.9)%
Canada	860,923	4.7%	784,403	6.4%	76,520	9.8%
Central and south America	33,660	0.2%	50,915	0.4%	(17,255)	(33.9)%
Total	$18,176,369	100.0%	$12,245,507	100.0%	$5,930,862	48.4%

The breakdown of sales by product and service types in international markets is as follows:

International sales by product

	For the six months ended December 31,
	2021		2020		Changes
International sales by product	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	3,778,841	39.2%	3,986,481	68.6%	(207,640)	(5.2)%
Intelligent pet products	5,433,689	56.3%	1,383,026	23.7%	4,050,663	292.9%
Climbing hooks	431,064	4.5%	445,117	7.7%	(14,053)	(3.2)%
Total international sales	$9,643,594	100.0%	$5,814,624	100.0%	$3,828,970	65.9%

Our total sales in international markets increased by approximately $3.8 million or 65.9% to approximately $9.6 million for the six months ended December 31, 2021, from approximately $5.8 million for the same period last year. We have seen sharp increase of consumer demand in U.S., Japan and other Asian countries because of the stimulus plan and the strong recovery of the economy. Our sales to U.S, market increased by approximately $2.4 million or 73.5% to approximately $5.6 million for the six months ended December 31, 2021 from approximately $3.2 million for the same period last year. Our sales to Japan and other Asian countries and regions increased by approximately $1.4 million or 237.8% to approximately $1.9 million for the six months ended December 31, 2021 from approximately $0.6 million for the same period of 2020. However, due to the ongoing negative impact of the outbreak and spread of COVID-19 around the world, we still experienced weak market demand and received less sales orders from other international customers.

In terms of our international sales by product type and mix, sales of our intelligent pet products increased by 292.9% for the six months ended December 31, 2021 as compared to the same period of 2020. However, our sales of traditional products and climbing hooks decreased by 5.2% and 3.2%,respectively. for the six months ended December 31, 2021 as compared to the same period of 2020.

During the six months ended December 31, 2020, we have started working with large retail chains in the US and Canada for the distribution of smart pet products under our own brand rather than just serving as an OEM supplier. In addition, we started expanding our sales on online shopping platforms, such as Amazon and Chewy to access more potential customers in a safely and timely manner. We expect that our revenue could continue to increase from these efforts and we expect that the intelligent pet products will continue to be the leading revenue source for our international sales.

The breakdown of sales by product and service types in China’s domestic market is as follows:

Domestic sales by product

	For the six months ended December 31,
	2021		2020		Changes
Domestic sales by product	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Traditional pet products	3,359,058	39.3%	3,623,785	56.4%	(264,727)	(7.3)%
Intelligent pet products	4,468,465	52.4%	2,000,640	31.1%	2,467,825	123.4%
Climbing hooks	363,685	4.3%	324,082	5.0%	39,603	12.2%
Dyeing service	312,676	3.7%	482,376	7.5%	(169,700)	(35.2)%
Other services	28,891	0.3%	-	-%	28,891	-%
Total sales in China domestic market	$8,532,775	100.0%	$6,430,883	100.0%	$2,101,892	32.7%

Our domestic sales increased approximately $2.1 million or 32.7% from approximately $6.4 million for the six months ended December 31, 2020 to approximately $8.5 million for the six months ended December 31, 2021. The increase was mainly due to increased customer orders of our intelligent pet products.

With the booming of pet culture in China, more and more young consumers have become pet owners in Mainland China. There are growing demands for smart pet products, including App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. In addition, the shopping channels are diversified due to the rapid change of technology and lifestyle. The younger generations are more tech savvy and more willing to purchase products from popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Therefore, during the six months ended December 31, 2021, we increased our marketing activities and sales efforts in domestic market, especially on those online shopping sites and channels. As a result, our domestic sales of intelligent pet products increased approximately $2.5 million or 123.4% as compared to the same period of 2020.

On the other hand, due to our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products. Our domestic sales of traditional pet products decreased approximately $0.3 million or 7.3% for the six months ended December 31, 2021 as compared to the same period of 2020.

Cost of revenues

Cost of revenues was approximately $11.1 million and approximately $7.5 million for the six months ended December 31, 2021 and 2020, respectively. As a percentage of revenues, the cost of goods sold increased slightly by approximately 0.2 percentage points to 61.1% for the six months ended December 31, 2021 from 60.9% for the six months ended December 31, 2020. We expect to continue to upgrade our production lines for both traditional and intelligent pet products to improve the productivity and lower the production costs.

Gross profit

Our gross profit increased by approximately $2.3 million or 47.8%, to approximately $7.1 million for the six months ended December 31, 2021 from approximately $4.8 million for same period of 2020 primarily attributable to the increased sales volume of our intelligent pet products which have much higher gross profit than our traditional pet products. Overall gross profit margin was 38.9%, a decrease of 0.2 percentage points, as compared to 39.1% for the six months ended December 31, 2020.

Gross profit by product and service type

The following table presents the gross profit by product types for the six months ended December 31, 2021 and 2020 as follows:

	For the six months ended December 31,
	2021		2020
Products	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Traditional pet products	2,500,163	35.0%	2,553,768	33.6%	(53,605)	1.4	pct.
Intelligent pet products	4,340,801	43.8%	1,805,527	53.4%	2,535,274	(9.6	)pct.
Climbing hooks	250,935	31.6%	264,750	34.4%	(13,815)	(2.8	)pct.
	7,091,899	35.0%	4,624,045	39.3%	2,467,854	0.5	pct.
Service
Dyeing services	(39,651)	(12.7)%	165,393	34.3%	(205,044)	(47.0	)pct.
Other services	25,945	89.8%	-	-	25,945	89.8	pct.
Total	$7,078,193	38.9%	$4,789,438	39.1%	$2,288,755	(0.2	)pct.

Gross profit for traditional pet products decreased by approximately $0.05 million for the six months ended December 31, 2021 as compared to the six months ended December 31, 2020. Gross profit margin increased by 1.4 percentage points from 33.6% for the same period of 2020 to 35.0% for the six months ended December 31, 2021, mainly because we lowered the average unit cost due to improved manufacturing process.

Gross profit for intelligent pet products increased by approximately $2.5 million from approximately $1.8 million for the six months ended December 31, 2020 to approximately $4.3 million for the six months ended December 31, 2021. Gross profit margin decreased by 9.6 percentage point from 53.4% for the six months ended December 31, 2020 to 43.8% for the six months ended December 31, 2020, mainly driven by increased average unit cost due to improved product performance.

Gross profit for climbing hook decreased by approximately $0.01 million from approximately $0.26 million for the six months ended December 31, 2020 to approximately $0.25 million for the six months ended December 31, 2021, mainly driven by an 10.1% increase in the average unit cost due to improved product performance. Overall gross margin for climbing hook decreased by 2.8 percentage points from 34.4% for the six months ended December 31, 2020 to 31.6% for the six months ended December 31, 2021.

Gross profit from dyeing service decreased by 0.2 million to approximately negative $0.04 million for the six months ended December 31, 2021 from approximately 0.2 million for the same period of 2020. Overall gross margin for dying service decreased by 47.0 percentage points from 34.3% for the six months ended December 31, 2020 to negative 12.7% for the same period of 2021.

Expenses

	For the six months ended December 31,
	2021 ($)	2021 (%)	2020 ($)	2020 (%)	Changes ($)	Changes (%)
Selling expenses	961,478	19.2	1,000,340	29.1	(38,862)	(3.9)
General and administrative expenses	3,594,551	71.6	2,186,886	63.5	1,407,665	64.4
Research and development expenses	459,411	9.2	254,924	7.4	204,487	80.2
Total operating expenses	5,015,440	100	3,442,150	100	1,573,290	45.7

Selling expenses. Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses both was approximately $1.0 million for the six months ended December 31, 2021 and 2020.As a percentage of sales, our selling expenses were 5.3% and 8.2% of our total revenues for the six months ended December 31, 2021 and 2020, respectively.

General and administrative expenses. Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense. General and administrative expenses increased by approximately $1.4 million or 64.4% from approximately $2.2 million for the six months ended December 31, 2020 to approximately $3.6 million for the six months ended December 31, 2021. The increase was mainly due to increased depreciation and amortization. As a percentage of sales, our general and administrative expenses were 19.8% and 17.9% of our total revenues for the six months ended December 31, 2021 and 2020, respectively.

Research and development expenses. Our research and development expenses increased by $0.2 million or 80.2% from $0.3 million for six months ended December 31, 2020 to approximately $0.5 million for the six months ended December 31, 2021. As a percentage of sales, our research and development expenses were 2.5% and 2.1% of our total revenues for the six months ended December 31, 2021 and 2020, respectively. The increase was due to the Company’s continued efforts to develop cutting edge smart wearable devices for pets, as well as to improve some of the functions and exterior designs of our existing products in order to meet customer demands. We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

Other expense, net. Other expense primarily included interest income or expenses, foreign exchange gain or loss rental income from related parties, and other income or expenses. Other expense increased by approximately $0.1 million or 152.8% from approximately $0.01million for the six months ended December 31, 2020 to $0.2 million for the six months ended December 31, 2021. The increase was mainly due to miscellaneous other income and gain from disposition of subsidiary in Japan in the same period of 2020.

Income tax expense. Income tax expense increased by approximately $0.3 million or 53.7%, from income tax expense of approximately $0.5 million for the six months ended December 31, 2020, to income tax expense approximately $0.8 million for the six months ended December 31, 2021. The increase was mainly due to increased taxable income.

As of December 31, 2021 and June 30, 2021, the Company had accrued tax liabilities of approximately $5.0 million and $4.4 million, respectively, mostly related to the unpaid income tax and business tax and accrued surcharge for overdue tax payment in China. According to PRC taxation regulation and administrative practice and procedures, if the tax is not fully paid, tax authorities may impose interest and late payment penalties on the unpaid balance. The statute of limitation on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. For the six months ended December 31, 2021, the Company accrued and recorded surcharge for overdue tax payment of $136,892 associated with unpaid income tax liabilities, which was recorded as part of the income tax provision and reflected in the consolidated statements of comprehensive income. In practice, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of December 31, 2021. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities in fiscal 2022, but cannot guarantee such settlement will ultimately occur.

Net income. Net income was approximately $1.1 million for the six months ended December 31, 2021, an increase of $0.3 million from net loss of approximately $0.7 million for the six months ended December 31, 2020. The net income was the result of increased sales and gross profit, offset by increased operating expenses as discussed above.

Other comprehensive loss. Foreign currency translation adjustments amounted to a gain of $1,089,598 and $4,171,436 for the six months ended December 31, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity at December 31, 2021 were translated at RMB6.3726 to $1.00 as compared to RMB 6.4566 to $1.00 at June 30, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended December 31, 2021 and 2020 were RMB6.4316 to $1.00 and RMB 6.7715 to $1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	For the six months ended December 31, 2021	For the six months ended December 31, 2020
Impact on revenue	$(163,646)	$(447,703)
Impact on operating expenses	$(45,155)	$(125,847)
Impact on net income	$(9,703)	$(27,402)

For the six months ended December 31, 2021, if using RMB6.3726 to $1.00 (foreign exchange rate as of December 31, 2021), rather than the average exchange rate for the six months ended December 31, 2021, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $163,646, $45,155 and $9,703, respectively.

For the six months ended December 31, 2020, if using RMB6.5326 to $1.00 (foreign exchange rate as of December 31, 2020), rather than the average exchange rate for the six months ended December 31, 2020, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $447,703, $125,847 and $27,402, respectively.

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the six months ended December 31,
	2021	2020
Net cash (used in) provided by operating activities	$3,790,484	(108,516)
Net cash used in investing activities	(8,640,386)	(4,748,615)
Net cash provided by financing activities	6,628,759	4,929,234
Effect of exchange rate change on cash and restricted cash	291,637	12,556
Net increase in cash and restricted cash	2,070,494	84,659
Cash and restricted cash, beginning of year	4,935,754	1,266,873
Cash and restricted cash, end of year	$7,006,248	1,351,532

Operating Activities

Net cash provided by operating activities was approximately $3.8 million for the six months ended December 31, 2021, including net income of approximately $1.1 million, adjusted for non-cash items for approximately $2.2 million (including depreciation and amortization of approximately $1.8 million and amortization of ROU assets of approximately $0.2 million) and adjustments for changes in working capital around approximately $0.5 million. The adjustments for changes in working capital mainly included increase approximately $1.3 million in account payable and decrease approximately $0.8 million in prepayment and other assets, offset by decrease approximately $1.9 million in account receivable due to growing revenue.

Net cash used in operating activities was approximately $0.1 million for the six months ended December 31, 2020, including net income of approximately $0.7 million, adjusted for non-cash items for approximately $1.6 million (including depreciation and amortization of approximately $1.3 million, changes in inventory reserve of approximately $0.8 million and amortization of ROU assets of approximately $0.2 million) and adjustments for changes in working capital around negative approximately $1.7 million. The adjustments for changes in working capital mainly included increase approximately $0.9 million in inventories and approximately $1.2 million in account receivable due to growing revenue.

Investing Activities

Net cash used in investing activities was approximately 8.6 million for the six months ended December 31, 2021, as compared to net cash used in investing activities of approximately $4.8 million in fiscal 2020, primarily due to purchased approximately $0.3 million machinery and equipment to improve our production capacity, spent approximately $8.8 million on our construction projects for improvement of our manufacturing facilities and warehouse. On the other hand, we decreased purchase in short-term investment of approximately $0.5 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction projects.

Net cash used in investing activities was approximately $4.7 million for the six months ended December 31, 2020, primarily due to purchased approximately $0.7 million machinery and equipment to improve our production capacity, spent approximately $6.7 million on our construction projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.2 million to one of our long-term equity investees. On the other hand, we decreased purchase in short-term investment of approximately $2.8 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction projects.

Financing Activities

Net cash provided by financing activities was approximately $6.6 million for the six months ended December 31, 2021. During six months ended December 31, 2021, we had net proceeds from private placement of approximately $3.5 million and approximately $4.3 million proceeds from exercise of warrants, offset by net repayments of related party approximately $0.8 million.

Net cash provided by financing activities was approximately $4.9 million for the six months ended December 31, 2020. During six months ended December 31, 2020, our net proceeds from long-term bank loan were approximately $7.4 million and net proceeds from related party approximately $1.9 million, offset by net repayments of short-term bank loans upon maturity, were approximately $4.5 million.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$1,226,910	$180,420	$432,486	$513,358	$100,646
Repayment of bank loan (2)	7,815,035	1,662,660	4,530,387	870,647	751,341
Capital injection obligation (3)	9,994,530	-	—	2,714,370	7,280,160
Capital expenditures on Dongguan Jiasheng (4)	6,286,676	4,380,395	1,597,369	308,912	-
Capital expenditures on Dogness Culture (5)	15,839	15,839	-	-	-
Total	$25,338,990	$6,239,314	$6,560,242	$4,407,287	$8,132,147

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities.

(2)

As of December 31, 2021, the Company had a loan balance of RMB 45,424,051 ($7,127,035) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with effective interest rate at 6.15% and 6.55% per annum.

As of December 31, 2021, the Company had a loan balance of $ 688,000 borrowed from Cathay Bank. The Company has extended the repayment date to February 2024.

(3)

On July 6, 2018, a new entity named Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.6 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $7.3 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation of Intelligence, the Company is required to complete the capital contribution before May 22, 2038.

The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of December 31, 2021, future registered capital contribution commitments for Meijia was RMB 17.3 million ($2.7 million), respectively. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.3 million ($2.7 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)

Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB 263.5 million ($41.3 million). As of December 31, 2021, the Company had completed this project and transferred of the related CIP to fixed assets. As of December 31, 2021, the Company has made total payments of approximately RMB 223.4 million ($35.1 million) in connection to this project, which resulted in future minimum capital expenditure payments of RMB 40.1 million ($6.2 million).

(5)

Dogness Culture was also working on a construction project to decorate a pet themed retail store. Total budget is RMB 2.2 million ($0.3 million). As of Decenber 31, 2021, the Company has paid RMB 2.1 million ($0.3 million) for the project.

In connection with the Company’s construction projects on Dongguan Jiasheng and Dogness Culture, from January 2022 to March 2022, the Company made payments of RMB 18.2 million ($2.9 million) on these projects.

As a result of the subsequent payments for the registered capital injection to meet the SAIC requirement, capital expenditure and subsequent changes in the loan balance as discussed above, the Company’s material contractual obligations as of March 31, 2022 has been lowered down to the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$1,226,910	$180,420	$432,486	$513,358	$100,646
Repayment of bank loan	7,263,727	1,111,352	4,530,387	870,647	751,341
Capital injection obligation	9,994,530	-	-	2,714,370	7,280,160
Capital expenditures on Dongguan Jiasheng	3,434,802	1,528,521	1,597,369	308,912	-
Capital expenditures on Dogness Culture	15,839	15,839	-	-	-
Total	$21,935,808	$2,836,132	$6,560,242	$4,407,287	$8,132,147

As reflected in the Company’s consolidated financial statements, the Company had cash balance of approximately $7.0 million as of December 31, 2021, and the cash provided by operating activities was approximately $3.8 million for the six months ended December 31, 2021. As of December 31, 2021, the Company had future minimum capital expenditure commitment on its construction-in-progress projects of approximately $4.4 million within the next twelve months and additional approximately $1.9 million for the next five years. In addition, the Company had unpaid tax liabilities of approximately $5.0 million as of December 31, 2021, which may be required to be settled with local tax authority in the near future. Furthermore, the ongoing COVID-19 pandemic may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfill customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

The Company currently plans to fund its operations and support its capital projects mainly through cash flow from its operations, remaining cash from its January 2021 equity financing, July 2021 equity financing, February 2022 equity financing, renewal of bank borrowings, borrowing from related parties and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, no assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of this filing.

Loan Facilities

As of December 31, 2021, and June 30, 2021, the details of all our short-term bank loans are as follows:

	As of December 31,	As of June 30,
	2021	2021

Cathay Bank
Effective interest rate at 4.25% (1)	$688,000	$704,446
Total	$688,000	$704,446

(1)

On February 6, 2020, the Company’s U.S. subsidiary Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which, Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of December 31, 2021, the outstanding balance was $688,000, The Company has extended the repayment date to February 2024.

Long-term loan consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	7,127,035	7,354,024
Less: current portion of long-term loans	(974,660)	(796,416)
Long-term loans	$6,152,375	$6,557,608

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB 50 million ($7.8 million) of loans to support the working capital needs and the construction of the Company’s current capital projects. The loans have terms various between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.1 million and buildings of approximately $5.6   million from Meijia as collateral to secure total loans of RMB 30 million ($4.7 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.1million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of December 31, 2021, the outstanding balance was $7,127,035.

Impact of COVID-19

The Company’s business operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19). The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent. Although the Company resumed its normal business operations in late March 2020, its export sales to international markets were reduced. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s customers, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Inflation

The Company’s business operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19). The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent. Although the Company resumed its normal business operations in late March 2020, the COVID-19 pandemic continues to create volatility in the Company’s business performance.

During six months ended December 31 2021, the global supply chain was disrupted due to container shortages. Transportation was delayed and U.S. port congestion interrupted the flow of the Company’s inventory for North America market, which caused delay of shipments and result in lower-than-expected revenue growth. In addition, the ongoing COVID-19 pandemic has led to a general slow-down in the global economy and reduced the amount of discretionary income available for consumers to purchase its products. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak globally, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent53.1% and 47.5% of our revenue for the six months ended December 31, 2021 and 2020, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. For the six months ended December 31, 2021, the value of the RMB appreciated in relation to the U.S. dollar by approximately 1.3%. In fiscal 2021, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.70%. In fiscal 2020, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.01%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

Depreciation (Appreciation) of RMB against the USD (%)
For the six months ended December 31, 2021	(1.30)%
For the year ended June 30, 2021	(8.70)%
For the year ended June 30, 2020	3.01%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended December 31, 2021 and 2020 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2021 and 2020, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent smart pet products, to wholesalers and retailers. Revenue is recognized when the merchandise is delivered, title is transferred and the Company’s performance obligations to fulfill the customer contracts have been satisfied. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2021 and June 30, 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2021 and 2020 are disclosed in notes of this unaudited consolidated financial statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities.

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. All of the Company’s tax returns of its PRC Subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of ASU 2019-12 does not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption of ASU 2019-12 does not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. As revised, ASC 310-20-35-33 requires that, for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess (i.e., the premium) should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 is applied to consider estimated prepayments. For purposes of this guidance, the next call date is the first date when a call option at a specified price becomes exercisable. Once that date has passed, the next call date is when the next call option at a specified price becomes exercisable, if applicable. If there is no remaining premium or if there are no further call dates, the entity should reset the effective yield using the payment terms of the debt security. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.